Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$1,250,000,000.00	99.745%	$1,246,812,500.00	$88,897.73(1)

(1)

The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $220,416.57 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $88,897.73 registration fee for this offering, $131,518.84 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 543 dated September 8, 2010	Filed pursuant to Rule 424(b)(5)
to Prospectus Supplement and Prospectus dated February 4, 2010	Registration Statement No. 333-164694
relating to the Eksportfinans ASA U.S. Medium Term Note Program

$1,250,000,000 2.000% Notes due September 15, 2015

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and the prospectus dated February 4, 2010 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Principal Amount:	$1,250,000,000

CUSIP No.:	28264QT53

Common Code:	054175167

ISIN:	US28264QT535

	Issue price	Discounts and
	to public	commissions	Proceeds to us
Per note:	99.745%	0.125%	99.620%
Total:	$1,246,812,500	$1,562,500	$1,245,250,000

Goldman Sachs International	J.P. Morgan	Morgan Stanley

BofA Merrill Lynch		HSBC
Barclays Capital		Mitsubishi UFJ Securities International plc
Citi		Nomura
Credit Suisse		UBS Investment Bank

Pricing Supplement dated September 8, 2010

Joint Lead Managers and Co-Managers (together, the Agents):

Joint Lead Managers:
Goldman Sachs International (purchasing $375,000,000.00 aggregate principal amount)

J.P. Morgan Securities Ltd. (purchasing $375,000,000.00 aggregate principal amount)

Morgan Stanley & Co. International plc (purchasing $375,000,000.00 aggregate principal amount)

Co-Managers:
Banc of America Securities LLC (purchasing $15,625,000.00 aggregate principal amount)

Barclays Bank PLC (purchasing $15,625,000.00 aggregate principal amount)

Citigroup Global Markets Inc. (purchasing $15,625,000.00 aggregate principal amount)

Credit Suisse Securities (Europe) Limited. (purchasing $15,625,000.00 aggregate principal amount)

HSBC Bank plc (purchasing $15,625,000.00 aggregate principal amount)

Mitsubishi UFJ Securities International plc (purchasing $15,625,000.00 aggregate principal amount)

Nomura International plc (purchasing $15,625,000.00 aggregate principal amount)

UBS Limited (purchasing $15,625,000.00 aggregate principal amount)

The Agents may make sales through their affiliates or selling agents.

The addresses of the Joint Lead Managers are:

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB
United Kingdom
Attn: Syndicate Desk
Tel: +44 20 7774 1000
Fax: +44 20 7774 4477

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
Attn: Head of Debt Syndicate and Head of EMEA Debt Capital Markets Group, Legal

Morgan Stanley & Co. International plc
Global Capital Markets
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Attn: Head of TMG, Global Capital Markets
Tel: +44 207 677 7799
Fax: +44 207 056 4984

Agents acting in the capacity as: Trade Date: Original Issue Date:	Principal September 8, 2010 September 15, 2010 (T+5)

Maturity Date: Fixed rate note: Interest Payment Dates:

September 15, 2015

Yes. The notes will bear interest at the rate of 2.000% per annum.

Interest Payment Dates will be September 15 and March 15 of each year, commencing on March 15, 2011, to and including the Maturity Date.

Interest accrual:

If the Maturity Date or an Interest Payment Date falls on a day that is not a Business Day, payment of principal or interest will be paid on the next Business Day. No interest on that payment will accrue from and after the Maturity Date or Interest Payment Date.

Day count convention: Business Day:

30/360 unadjusted

For purposes of this issuance, a “Business Day” means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York or London.

Business day convention: Tax redemption: Additional amounts payable: Authorized denominations: Form of notes: Listing: Tax Consequences

Following, unadjusted.

Yes

Yes

$2,000 and multiples of $1,000 thereafter

Book-entry

We will apply to list the notes on the NYSE.

Recently Enacted Legislation. Beginning in 2011, recently enacted legislation may require individual U.S. holders to report to the IRS certain information with respect to their beneficial ownership of the Notes. Investors who fail to report required information could be subject to substantial penalties. Also under recently enacted legislation, beginning in 2012, all payments of the proceeds of a sale, exchange or other disposition of the Notes will generally be subject to information reporting and backup withholding, unless an exemption applies. Further, corporations will no longer be automatically exempt from information and backup withholding.

Other:

The notes are not exchangeable notes, renewable notes, index linked notes, asset linked notes, amortizing notes, floating rate notes or zero coupon notes, each as described in the prospectus supplement. There is no extension of maturity in connection with the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

      http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by the Agents as principal, pursuant to a terms agreement dated as of September 8, 2010, between the Agents and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, September 15, 2010 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The Joint Lead Managers have agreed to pay certain of our out-of-pocket expenses of the issue of the notes.

     From time to time, the Agents and their affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the Joint Lead Managers (or their affiliates) are our swap counterparties for a hedge of our obligation under the notes.